FORM 6-K

                     Securities and Exchange Commission
                           Washington, D.C. 20549


                      Report of Foreign Private Issuer
                  Pursuant to Rule 13a-16 or 15d-16 under
                    the Securities Exchange Act of 1934



For the month of,             February                         ,20   03
                     ---------------------------------------        ------------

                              CRYPTOLOGIC INC.
--------------------------------------------------------------------------------
              (Translation of registrant's name into English)

      1867 Yonge Street, 7th Floor, Toronto, Ontario, Canada, M4S 1Y5
--------------------------------------------------------------------------------
                  (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                          Form 40-F      X
                         ----------------                   ----------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                 No      X
                         ----------------                   ----------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                               EXHIBIT INDEX



Exhibit                                                                 Page No.

1.       Press Release dated February 11, 2003 concerning                 4
         CryptoLogic's Q4 and Fiscal 2002 Results.

                                                                       Exhibit 1
                                                                       ---------

CRYPTOLOGIC
[GRAPHIC OMITTED]


NEWS FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSX: CRY


                   CRYPTOLOGIC'S Q4 & FISCAL 2002 RESULTS
          BEAT ANALYSTS' ESTIMATES, MEET MANAGEMENT'S EXPECTATIONS
            New European customers and new games gain momentum;
                      Continuing challenges expected

February 11, 2003 (Toronto, ON) - CryptoLogic Inc., a leading supplier of software to the Internet gaming and e-commerce industries, announced today its financial results for the fourth quarter and year ended December 31, 2002. Results were ahead of average analysts' estimates, in line with management expectations and reflect another solid quarter. All financial figures are expressed in U.S. dollars.

"CryptoLogic closed 2002 on a positive note, beating analysts' estimates and meeting management's expectations," said Lewis Rose, interim President and CEO. "Both our base business and our new products and customers showed encouraging progress in the fourth quarter, which positions CryptoLogic to enter 2003 on solid ground and with positive momentum."

Rose projects that 2003 will continue CryptoLogic's track record of profitability and cash generation. The company's financial strength and global growth prospects justify a cautiously optimistic outlook notwithstanding some lingering uncertainty in the U.S. market. CryptoLogic's pro-active investments in new international customers and products are starting to pay off and are on track to make meaningful contributions in the latter half of 2003.

In the second half of 2002, CryptoLogic achieved important initiatives that position the company for international growth going forward. These include:

o A competitive advantage as one of very few companies in the world with gaming software that meets the highest regulatory standards - as evidenced by certification in the strictly regulated Isle of Man;

o New UK customers, Littlewoods Leisure and The Ritz Club Online, which are the company's fastest growing revenue contributors;

o Increasing traction of the new bingo and poker offerings, which are expected to grow from 1% of total revenue in 2002 to more than 10% in 2003;

o New payment options, which provide players with the broadest range of payment solutions; and

o A new corporate culture of discipline and accountability, with clear progress and a reenergized commitment to long-term growth.

2002 Financial Performance and First Quarter 2003 Outlook

Fourth quarter results were ahead of analysts' estimates and in line with CryptoLogic's published guidance at $8.9 million in revenue, $2.2 million in net income and diluted earnings per share of $0.18. Average analyst expectations were revenue of $8.5 million, net income of $1.7 million and diluted EPS of $0.13. This compared with revenue of $11.2 million and net income of $3.7 million or $0.25 per share on a diluted basis for the fourth quarter of 2001. The lower year-over-year revenue and net income reflect ongoing industry-wide challenges.

For fiscal 2002, revenue was $34.4 million, net income before the special charge was $7.7 million and diluted EPS of $0.60. Average analyst expectations were revenue of $34.0 million, net income before special charge of $7.0 million and diluted EPS of $0.56. This compares to revenue of $43.6 million and net income of $18.1 million or $1.21 diluted earnings per share in 2001. Including the $9.9 million special charge (net of income tax) taken in the second quarter, the loss for fiscal 2002 was $2.1 million or $0.17 per diluted share.

CryptoLogic achieved net margins of 22% and a return on equity from operations of 18% in 2002 (excluding special charge).

In response to changing market dynamics and CryptoLogic's international focus, there will be increased expenditure and lower earnings in 2003 due to the ongoing roll out of new cash-funded payment options, commensurate increased processing costs, expansion of the company's U.K. operations and higher marketing activity. Notwithstanding these challenges, management anticipates modest revenue growth in 2003 as new products and new customers gain momentum, and the use of alternative payment methods gain further acceptance, particularly in the second half of the year.

In light of these factors, and given the absence of the PayPal payment option in 2003, CryptoLogic expects that, based on performance in this quarter to date, first quarter 2003 revenues and net earnings will be lower than 2002. Today, management is providing guidance for the first quarter only, with revenue expected to be in the range of $8.0-8.3 million and net income between $1.2-1.4 million.

CryptoLogic continues to have one of the healthiest balance sheets in the industry. Operating cash flow was $3.5 million for the fourth quarter and $10.0 million for the fiscal year 2002. As at December 31, 2002, the company's total cash reserves (comprising cash and cash equivalents, restricted cash and short term investments) amounted to $44.1 million or a cash value of US$3.61 per diluted share.

In 2002, the company repurchased 275,500 shares for a total cost of approximately $2.5 million at an average price of US$9.08 through its normal course issuer bids, of which 110,000 shares were repurchased at an average price of US$4.26 under the current plan that expires on May 19, 2003.

New Products and Customers Gain Momentum

Since www.theritzclublondon.com and www.littlewoodscasino.com went live using WagerLogic's software in 2002, the early response validates the company's focus on international, brand name customers and expands its strong presence in the UK. These sites' European players have contributed favorably to WagerLogic's licensees' revenue derived from international markets, which continues to increase.

WagerLogic's reputation and premiere casino gaming software have allowed the company to quickly gain leading market share across broader and emerging gaming markets that offer significant growth potential. For example, the expansion of WagerLogic's Internet-based product suite into bingo and multi-player poker is beginning to pay dividends and represents new higher-margin revenue streams. In January 2003, licensees' central poker room ranked among the top 10 on the World Wide Web according to industry sources.

Global Regulatory Commitment

Two approaches to the future of online gaming have crystallized in the U.S.
- licensing and regulation versus prohibition. Because the U.S. regulatory debate is expected to continue for some time, the company will continue to emphasize its growth in the European market, where Internet gaming regulation in imminent. The British government has confirmed its plans to create a regulated and licensed market for Internet gaming. This will create a safe and secure environment for the responsible use of this form of entertainment.

WagerLogic has sought software certification by recognized independent third party testing companies to the strictest standards available that are consistent with land-based requirements. The company is actively pursuing certification in Alderney in 2003. This would further distinguish
CryptoLogic's leadership in regulatory compliance.

"CryptoLogic has always advocated that licensing and regulation is the best option for governments, players and the industry," Rose said. "Safe, secure and regulated online gaming benefits everyone, and that is why it has been embraced by legislators in Europe and other parts of the world."

A Strengthened Leadership Team

CryptoLogic's senior management team was strengthened further with two results-driven professionals. A.J. Slivinski was appointed Vice President of Business Development. Most recently Director of Emerging Markets at Maple Leaf Foods, Slivinski's customer focus and experience in delivering profitable growth will be key to executing CryptoLogic's strategy. As General Counsel, John FitzGerald's legal and practical business expertise will be an asset as he advances CryptoLogic's global regulatory compliance initiatives.

2003 Strategy

CryptoLogic's 2003 strategy will continue to emphasize international expansion with brand name customers, capitalize on new market-driven products and functionality, and leverage opportunities for organic growth. The company will also consider selective acquisitions to advance growth. CryptoLogic's strong balance sheet will be particularly valuable in an industry that should see increasing consolidation.

Analyst Call
------------

A conference call is scheduled for 8:30 a.m. (EST) on Tuesday, February 11, 2003. Interested parties should call either 1-800-273-9672 or 416-695-5806. Instant replay will be available until February 18, 2003 by calling 1-800-408-3053 or 416-695-5800, passcode 1366507.

About CryptoLogic (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic, ranked #1 in the Profit 100 listing of Canada's fastest growing companies, continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.2 million common shares outstanding (12.8 million shares fully diluted, based on treasury method).

For more information, please contact:
At CryptoLogic, (416) 545-1455                              At Argyle Rowland,  (416) 968-7311 (media only)
Nancy Chan-Palmateer, Director of Communications           Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Jim Ryan, Chief Financial Officer                        Aline Nalbandian, ext. 226/ line@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.



                                          CRYPTOLOGIC INC.
                                     CONSOLIDATED BALANCE SHEETS
                                  As at December 31, 2002 and 2001
                                   (In thousands of U.S. dollars)

      ------------------------------------------------------------------------------------
                                                           2002                    2001
      ------------------------------------------------------------------------------------

       ASSETS

 Current assets:
   Cash and cash equivalents                             $17,489                   $42,822
   Restricted cash                                        15,740                    16,800
   Short term investments                                 10,857                      --
   Reserves with processors                                  774                       144
   Accounts receivable                                       699                       697
   Income taxes recoverable                                  583                       408
   Prepaid expenses and other                              1,104                       768
------------------------------------------------------------------------------------------
                                                          47,246                    61,639

 Investments                                                 680                     2,480

 Capital assets                                            2,713                     2,949

 Intangible assets                                           226                       337

 Goodwill                                                  1,665                     1,040

------------------------------------------------------------------------------------------
                                                         $52,530                   $68,445
==========================================================================================

 LIABILITIES AND SHAREHOLDERS' EQUITY

 Current liabilities:
    Accounts payable                                     $ 5,116                   $ 2,704
    Accrued liabilities                                    2,489                     1,389
    Funds held on deposit                                  3,829                     3,263
------------------------------------------------------------------------------------------
                                                          11,434                     7,356
------------------------------------------------------------------------------------------

 Shareholders' equity:
    Capital stock                                         10,720                     8,720
    Retained earnings                                     30,376                    52,369
------------------------------------------------------------------------------------------
                                                          41,096                    61,089
------------------------------------------------------------------------------------------
                                                         $52,530                   $68,445
------------------------------------------------------------------------------------------



                                             CRYPTOLOGIC INC.
                                    CONSOLIDATED STATEMENTS OF INCOME
                       (In thousands of U.S. dollars, except per share information)


                                                      For the three months ended      For the years ended
                                                           December 31                     December 31
                                                      2002            2001             2002            2001
--------------------------------------------------------------------------------------------------------------
Revenue                                               $8,869          $11,185         $34,427         $43,550
--------------------------------------------------------------------------------------------------------------
Expenses
   Software development and support                    4,858            6,670          19,439          21,978
   General and administrative                          1,513            1,086           5,914           3,818
   Finance                                               107              106             465             332
   Amortization                                          268              136             986             353
--------------------------------------------------------------------------------------------------------------
                                                       6,746            7,998          26,804          26,481
--------------------------------------------------------------------------------------------------------------

Income before undernoted                               2,123            3,187           7,623          17,069

Interest and other income                                182              342             672           2,215
Special charge                                             -                -        (10,506)               -
--------------------------------------------------------------------------------------------------------------

Income/(loss) before taxes                             2,305            3,529         (2,211)          19,284

Income taxes                                             114            (135)            (82)           1,206
--------------------------------------------------------------------------------------------------------------

Net income/(loss)                                     $2,191           $3,664        $(2,129)         $18,078
--------------------------------------------------------------------------------------------------------------

Earnings/(loss) per share
   Basic
     Before tax effected special charge                $0.18            $0.28           $0.63           $1.33
     Net income/(loss)                                 $0.18            $0.28         $(0.17)           $1.33
   Diluted
     Before tax effected special charge                $0.18            $0.25           $0.60           $1.21
     Net income/(loss)                                 $0.18            $0.25          $(0.17)          $1.21

Weighted average number of shares ('000s)
   Basic                                              12,211           13,262          12,257          13,567
   Diluted                                            12,211           14,624          12,879          14,944

Net income before special charge                      $2,191           $3,664          $7,728         $18,078
--------------------------------------------------------------------------------------------------------------
Special charge                                                                       (10,506)
Tax recovery due to special charge                                                        649
--------------------------------------------------------------------------------------------------------------
                                                                                      (9,857)
--------------------------------------------------------------------------------------------------------------
Net income/(loss)                                     $2,191           $3,664        $(2,129)         $18,078
==============================================================================================================




                                                   CRYPTOLOGIC INC.
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (In thousands of U.S. dollars)



                                                             For the three months ended                For the years ended
                                                                    December 31                           December 31
-------------------------------------------------------------------------------------------------------------------------------
                                                                2002           2001                    2002          2001
-------------------------------------------------------------------------------------------------------------------------------
 Cash provided by (used in):

 Operating activities:
     Net income/(loss)                                              $2,191         $3,664               $(2,129)       $18,078
     Adjustments to reconcile income/(loss) to
        cash provided by (used in) operating activities:
            Amortization                                               268            136                    986           353
            Writedown of investments                                     -              -                  7,145             -
     Changes in operating assets and liabilities:
            Restricted cash                                              -            500                  1,060       (2,800)
            Reserves with processors                                    68            445                  (630)         1,073
            Accounts receivable                                         70            227                    (2)           813
            Prepaid expenses and other                               (148)          1,396                  (336)            71
            Income taxes                                               102          (779)                  (175)         (477)
            Accounts payable                                           634           (87)                  2,412           499
            Accrued liabilities                                       (34)             43                  1,100           513
            Funds held on deposit                                      301            399                    566         1,449
-------------------------------------------------------------------------------------------------------------------------------
                                                                     3,452          5,944                  9,997        19,572
-------------------------------------------------------------------------------------------------------------------------------
 Cash flows from (used in) financing activities:
     Issue of capital stock for cash                                     -            288                  2,401         2,415
     Repurchase of common shares                                     (140)        (3,141)               (20,265)      (17,286)
-------------------------------------------------------------------------------------------------------------------------------
                                                                     (140)        (2,853)               (17,864)      (14,871)
-------------------------------------------------------------------------------------------------------------------------------

 Cash flows from (used in) investing activities:
     Purchase of domain names                                          (3)           (20)                    (3)          (20)
     Purchase of capital assets                                      (122)          (904)                  (636)       (2,420)
     Acquisition, net of cash acquired of $181                       (625)        (1,085)                  (625)       (1,085)
     Short term investments                                       (10,857)              -               (10,857)             -
     Investments                                                         -              -                (6,401)       (1,050)
     Sale of investment                                                  -              -                  1,056             -
    ---------------------------------------------------------------------------------------------------------------------------
                                                                  (11,607)        (2,009)                (17,466)      (4,575)
------------------------------------------------------------------------------- ------------------------------------------------

 Increase (decrease) in cash and cash equivalents                  (8,295)          1,082               (25,333)           126

 Cash and cash equivalents, beginning of period                     25,784         41,740                 42,822        42,696
-------------------------------------------------------------------------------------------------------------------------------

 Cash and cash equivalents, end of period                          $17,489        $42,822                $17,489       $42,822
-------------------------------------------------------------------------------------------------------------------------------



                                              CRYPTOLOGIC INC.
                        CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                      (In thousands of U.S. dollars)



                                            For the three months ended                         For the years ended
                                                   December 31                                     December 31
----------------------------------------------------------------------------------------------------------------------------------
                                           2002                   2001                    2002                     2001
Common Shares
----------------------------------------------------------------------------------------------------------------------------------
                                      Number of    Stated    Number of    Stated     Number of     Stated     Number of    Stated
                                         Shares     Value       Shares     Value        Shares      Value        Shares     Value
                                        ('000s)                (`000s)                 (`000s)                  (`000s)


Balance, beginning of period             12,246   $10,461       13,332    $8,233        13,137     $8,448        14,079    $6,455

Repurchase of shares                        (40)      (13)        (229)      (73)       (1,281)      (401)       (1,377)     (444)

Exercise of stock options                     -         -           34       288           350      2,401           275     1,908

Exercise of Series C purchase warrant         -         -            -         -             -          -           160       529
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                   12,206    10,448       13,137     8,448        12,206     10,448        13,137     8,448
----------------------------------------------------------------------------------------------------------------------------------
Series C warrants:

Balance, beginning of period                  -         -            -         -             -          -           160        22

Exercise of Series C warrants                 -         -            -         -             -          -          (160)      (22)
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                        -         -            -         -             -          -             -         -
----------------------------------------------------------------------------------------------------------------------------------

Series F warrants:

Balance, beginning of period                 30       272            -         -            30        272             -         -
Issued during the period                      -         -           30       272             -          -            30       272
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                       30       272           30       272            30        272            30       272
----------------------------------------------------------------------------------------------------------------------------------
Total capital stock                              $ 10,720                $ 8,720                 $ 10,720                  $8,720
----------------------------------------------------------------------------------------------------------------------------------


Retained earnings, beginning of period           $ 28,312               $ 51,773                 $ 52,369                 $51,133
Net income/(loss)                                   2,191                  3,664                   (2,129)                 18,078
----------------------------------------------------------------------------------------------------------------------------------
                                                   30,503                 55,437                   50,240                  69,211
----------------------------------------------------------------------------------------------------------------------------------
Excess of purchase price of treasury
       shares over stated value                      (127)                (3,068)                 (19,864)                (16,842)
----------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                   30,376                 52,369                   30,376                  52,369
----------------------------------------------------------------------------------------------------------------------------------

Total shareholders' equity                       $ 41,096               $ 61,089                 $ 41,096                 $61,089
----------------------------------------------------------------------------------------------------------------------------------



                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          As at December 31, 2002
    (All figures are in U.S. dollars, except where otherwise indicated)



These consolidated financial statements of CryptoLogic Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2001. These consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001, as set out in the 2001 Annual Report. Complete notes to consolidated financial statements for the year ended December 31, 2002 will be set out in the Company's 2002 Annual Report.

1. Stock Options

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002. Outstanding grants as at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments are applied retroactively, without restatement. The Company does not have any such grants as at January 1, 2002 and as such will apply the new recommendations prospectively.

In accordance with the new recommendations, the Company will continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. However, under the new recommendations, the Company is required to provide additional pro forma disclosures for options granted to employees as if the fair value based accounting method had been used to account for employee stock options.

The fair value of the options granted was determined using the Black-Scholes option pricing model using a dividend yield of 0% and the following weighted assumptions.

         Risk-free rate                          2.0%
         Expected volatility                   100.0%
         Expected life of options in years       5.0

Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new recommendations, the Company's net income and earnings per share would have been changed to the following pro-forma amounts:


 (In thousands of U.S. dollars,        Three months ending                        Year ending
except per share information)           December 31, 2002                     December 31, 2002

                                    As reported       Pro forma         As reported      Pro forma
Net income / (loss)                   $2,191           $ 2,013            $(2,129)       $(2,520)
Earnings / (loss) per share
     Basic                             $0.18             $0.17            $ (0.17)       $ (0.21)
     Diluted                           $0.18             $0.17            $ (0.17)       $ (0.21)

2. Substantial Issuer Bid

In January 2002, the Company repurchased and cancelled 1,004,934 at CDN$28.00 per share for a total cost, including transaction charges, of CDN$28,353,000 (US$17,763,000).

3. Normal Course Issuer Bid

In May 2001, the Board of Directors approved the repurchase and cancellation of up to 656,000 of the Company's outstanding common shares for the period commencing May 18, 2001 and ending May 17, 2002. Under this plan the Company repurchased and cancelled 440,500 common shares of which 165,500 common shares were repurchased and cancelled during the period January 1, 2002 to May 17, 2002 for a total cost, including transaction charges, of $2,033,000.

In May 2002, the Board of Directors approved the repurchase and cancellation of up to 603,421 of the Company's outstanding common shares for the period commencing May 20, 2002 and ending on May 19, 2003. Under this plan the Company has repurchased and cancelled 110,000 common shares during the period May 20, 2002 to December 31, 2002 for a total cost, including transaction charges, of $469,000.

4. Special Charge

During the second quarter, the Company took a one-time special charge of $10.5 million.

(a) Writedown of Investments

    Management has reviewed the Company's investments and other assets, and determined the value of the investments held had incurred a decline in value that was other than temporary. Included in the writedown is a $6.1 million investment in SCG Enterprises Ltd., a wholly owned subsidiary of Sports.com Limited. Sports.com was placed into bankruptcy in the U.K. in late May 2002 and has since ceased operation.

    Also included in the writedown of investments is a net gain of $135,000 recognized on the sale of 100% of the Company's investment in Dot Com Entertainment Group Inc. (DCEG-OTCBB), representing 1,055,700 common shares for total proceeds of $1,056,000.

(b) Reorganization Costs

    Reorganization costs are mainly associated with the consolidation in the United Kingdom of the players' support operations and severance costs associated with executive management reorganization.

(c) Other costs

    Other costs consist of estimated costs involved with current disputes and legal costs to defend current litigation.

                                 SIGNATURES

         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      CYRPTOLOGIC INC.
                                            ------------------------------------
                                                       (Registrant)

Date:   February 11, 2003            By:          /s/ James A. Ryan
        ------------------------             -----------------------------------
                                                       (Signature)
                                                    James A. Ryan
                                                    Chief Financial Officer


   Print the name and title of the signing officer under their signature